Exhibit 99.1

Press Release 8 March 2019 07:00 am CET

Celyad Appoints Anne Moore as Vice President

Corporate Strategy

Mont-Saint-Guibert, Belgium – Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced the appointment of Anne Moore, PhD, to the position of Vice President Corporate Strategy. Dr. Moore will be responsible for leading corporate strategy including communications and will be a key member of the business development team. Dr. Moore will be based in Mont-Saint-Guibert, Belgium and will report to Filippo Petti, Chief Financial Officer.

“We are extremely excited to welcome Anne to our team,” commented Mr. Petti. “Her scientific and financial background, coupled with her broad experience in the industry will bring valuable strategic insight to help guide Celyad’s future success and growth.”

“I am honored and thrilled to join Celyad at such a transformational time,” said Dr. Moore. “The Company’s autologous and allogeneic CAR-T cell therapy approaches have ground-breaking potential. In addition, the Company’s shRNA platform should help to further refine and increase persistency of such therapies. With so many powerful tools at hand, I see a great potential for the Company to develop therapies to benefit patients. I am eager to quickly get to work with Celyad’s seasoned leadership team to drive our future strategy.”

Dr. Moore brings to Celyad over 12 years of global experience in strategy consulting and investment banking. Prior to joining Celyad, Dr. Moore served as vice president of healthcare investment banking at Bryan, Garnier & Co., leading numerous equity financings and strategic engagements for clients across Europe and the United States. She also spent eight years in New York working with organizations such as Credit Suisse, Huron Consulting Group and Bionest Partners where she advised mid-sized biotech to larger pharma companies on product launches, marketing, patient services, messaging and branding. Previously, she worked in management consulting in Paris, assisting start-ups shape growth strategies and get their message across.

Anne holds a PhD in Human Genetics and Physiology from the Paris XII University and an Advanced Masters in Biotechnology Management from Toulouse Business School.

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), is currently being evaluated in a Phase I dose escalation clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). The safety and clinical activity of the CYAD-01 therapy concurrently

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administered with standard-of-care treatments or preconditioning chemotherapy is also being assessed in a full clinical development program focused on acute myeloid leukemia and colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad

Filippo Petti, Chief Financial Officer – investors@celyad.com

Anne Moore, Vice President Corporate Srategy – T: +32(0) 10 39 41 87 – Communications@celyad.com

For Belgium: Comfi

Laure-Eve Montfort – T.: +32 (0)2 290 90 93 – celyad@comfi.be

For the U.S.: LifeSci Advisors

Daniel Ferry – T.: +1 (617) 535 7746 – daniel@lifesciadvisors.com

Public Relations: Sara Zelkovic – T:+1 (646) 876 4933 - sara@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and CYAD-101; the ongoing and planned clinical development of CYAD-01 and CYAD-101, including the timing of trials, enrollment, data readouts and presentations; the clinical and commercial potential of CYAD-01 and CYAD-101 and the adequacy of Celyad’s financial resources; Celyad’s worldwide development and commercialization rights to CYAD-101; the ongoing and planned clinical and commercial potential and development of its shRNA technology; Celyad’s financial condition, results of operation and business outlook; and the effects of Dr. Moore joining Celyad. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 and CYAD-101 drug product candidates. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 and CYAD-101 in the United States and Europe and subsequent commercial success of CYAD-01 and CYAD-101, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of

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our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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